15 June 2009

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

ALLIED GOLD ORE RESERVES EXCEED 1 MILLION OUNCES

AN INCREASE OF 437,000 OUNCES EXTENDS MINE LIFE TO 10 YEARS

HIGHLIGHTS

- Simberi Ore Reserves increased by 437,000 contained ounces of gold including:
  - Sorowar oxide Ore Reserves have increased by 76,000 contained ounces of gold
  - Pigiput Ore Reserves have increased by 361,000 contained ounces of gold of which approximately 185,000 contained ounces occur in oxide and transitional material

- The Ore Reserves has contributed approximately 2 additional year's production, resulting in a total remaining mine life of 10 years

- GR Engineering Services has been appointed to undertake a study to increase plant throughput to 3 million tonnes per annum.

- This Ore Reserve estimation at Pigiput resulted in the inclusion of sulphide ores, which are currently being infill drilled to expand the reserves as part of the sulphide development program.

Sorowar

Reverse circulation and diamond core drilling carried out in 2008 at the Sorowar deposit identified additional gold mineralisation to the north west, west and south east of the existing 2008 Ore Reserve pit. The results of this drilling were reported as a resource update in a release dated 24th October 2008. The drilling resulted in an increase in the Sorowar Measured, Indicated and Inferred Resources of 611,000 contained ounces of gold.

An updated Ore Reserve estimate for the Sorowar deposit has recently been completed by Golder Associates and resulted in an additional Proved and Probable Ore Reserves of 76,000 contained ounces of gold as indicated in Table 1 below. Figure 1 following the table shows the new areas of ore defined at Sorowar.

Sorowar Oxide Ore Reseves May 2009

	August 2008			May 2009			Change [1]		
Reserve Class	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Proved	8,830	1.23	349	9,110	1.22	357	280	0.90	8
Probable	4,950	1.32	210	7,140	1.21	278	2,190	0.96	68
Total Ore Reserves	**13,780**	**1.26**	**559**	**16,250**	**1.22**	**635**	**2,470**	**0.95**	**76**

Note [1] Reserves includes minor transitional and sulphide ore types. Average process recoveries for transitional ore is 71.8% and 65.6% for sulphide ore

Table 1 Comparison of Sorowar Ore Reserves, August 2008 to May 2009

Additionally, in-pit Inferred Resources were estimated to be approximately 18koz of contained gold from 610kt at a grade of 0.92g/t.

Although the new Ore Reserves represent a modest increase, the expansion of the pit footprint will allow easier access for future near-pit exploration. Previous exploration drilling has been restricted by the very steep terrain at Sorowar and this has resulted in some areas being untested by drilling, including the North-West and South-East areas.


210,750 mN
210,500 mN
210,250 mN
ALLIED GOLD LTD
SOROWAR DEPOSIT
PIT DESIGN MAY 09
Oct 06 Pit Design
May 09 Pit Design
N
100
metres
Sorowar May 09 Pit Outline
Sorowar Oct 06 Pit Outline
Overlapping Pit Designs
Haul Road
Ropecon
Creeks
5m Contours
44,250 mE
44,500 mE
44,750 mE

Figure 1 Sorowar pit outlines showing new areas of ore.

Note that the October 2006 outline in Figure 1 above refers to the pre-mining pit outline, while the Ore Reserves referred to in Table 1 compares Ore Reserves to a mined surface as at end of August 2008. Mining of the Sorowar deposit commenced, in May 2008.

Pigiput

Reverse circulation and diamond drilling carried out at Pigiput in 2008 (and in particular in the area known as Pigiput East) resulted in an increase in Indicated and Inferred oxide Resources of 177,000 contained ounces of gold. This was previously reported in Allied Gold's March 2009 quarterly report, dated 29th April 2009.

Resource drilling at Pigiput has continued this year, targeting oxide and sulphide mineralisation. This drill programme is expected to be completed in the third quarter of 2009. The current drill programme has been accelerated by utilising a fleet of 5 drill rigs and with approximately 11,500 metres of drilling planned. This programme will provide sufficient sample density to convert a proportion of the Mineral Resources into Ore Reserves, with particular focus on the sulphides.

An interim Pigiput resource update was recently completed by Golder Associates, resulting in a significant increase in Mineral Resources, as reported in a previous release dated 20th May 2009. The interim Resources are summarised in Table 2 below. There has been a substantial increase in the Indicated and Inferred sulphide Resources as a result of deeper, down dip drilling, inclusion of additional sulphide intersections from holes drilled after 2004 and a change in the sulphide grade estimation methodology from the previous Distance Weighted method to Ordinary Kriging. Also the previous Inferred sulphide Resources were reported above a 1.6g/t gold cut-off grade, while the current resource estimates are reported above a 0.5g/t cut-off grade.

Pigiput Gold Resource Update May 2009 - Above 0.5g/t Au Cut-off Grade

Resource Class	Material	March 2009 [1]			May 2009			Change		
		Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Measured	oxide transitional sulphide				4.1	0.97	128	4.1	0.97	128
Indicated	oxide	7.2	0.98	227	3.3	0.92	98	-3.9	1.03	-129
	transitional				0.3	1.13	11	0.3	1.14	11
	sulphide				10.0	1.67	537	10.0	1.67	537
Inferred	oxide	1.6	0.79	41	0.9	0.94	27	-0.7	0.62	-14
	transitional				1.4	0.83	37	1.4	0.82	37
	sulphide	4.7	3.2	484	33.7	1.26	1365	29.0	0.94	881
Total		**13.5**	**1.73**	**752**	**53.7**	**1.28**	**2,203**	**40.2**	**1.12**	**1,451**

Note [1] Only oxide resources estimated in March, previous resource estimate on sulphides was 1998

This table shows rounded estimates. This rounding may cause some apparent computational discrepancies

Table 2: Pigiput Resources, March 2009 estimate compared to May 2009 estimate

The Company has had Golder Associates complete an Ore Reserve estimate for the Pigiput deposit which included sulphide material, and the results are shown in tables below. Table 3 compares the new Ore Reserve estimate with the August 1996 estimate which included oxides only, and Table 4 that shows the new Reserve estimate by material type. Additionally, in-pit Inferred Resources were estimated to be 37Koz of contained gold from 690kt at a grade of 1.69g/t.

Pigiput Ore Reserves May 2009

Reserve Class	August 1996			May 2009			Change		
	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Proved	366	1.31	15	2,733	1.05	92	2,367	1.01	77
Probable	165	1.29	7	4,818	1.88	291	4,653	1.90	284
Total	**531**	**1.30**	**22**	**7,551**	**1.58**	**383**	**7,020**	**1.60**	**361**

Table 3 Pigiput Ore Reserves, August 2008 compared May 2009

Pigiput Ore Reserves May 2009 by Material Type

Reserve Class	Oxide			Transitional			Sulphide		
	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Proved	2,733	1.05	92						
Probable	2,704	0.94	82	260	1.26	11	1,854	3.33	199
Total	**5,437**	**1.00**	**174**	**260**	**1.32**	**11**	**1,854**	**3.33**	**199**

Note [1] Pigiput sulfide ore is refractory and can not be processed through the existing oxide CIL treatment plant. Average recovery for sulphide ore via floation process is 85%.

Table 4 Pigiput Ore Reserves by Material type

This is the first time that sulphide Ore Reserves have been reported for the Pigiput deposit. Previously, sulphide Resource estimates for Pigiput were all classed as Inferred Resources and therefore did not qualify for conversion to Ore Reserves, as per JORC code requirements. The current sulphide Ore Reserves have been restricted to Probable Reserve classification while investigation of sulphide treatment is still being refined.

It can also be seen from Tables 2 and 4 that approximately 20% of the Indicated sulphide Resources has been converted into this initial Ore Reserve. The current Pigiput drill programme is focused on infill and down dip drilling and will increase the drill density in areas where the current resources are classified as Inferred. Metallurgical testwork currently being undertaken will assist in the appropriate process route being identified and costed. This will support further categorisation of Resources into Indicated and Measured.

Figure 2 below is a cross section through the Pigiput deposit showing the pit outline and the oxide, transitional and sulphide Ore Reserves within the pit and the out of pit Indicated and Inferred oxide, transitional and sulphide Resources.


PIGIPUT
SCHEMATIC SECTION
44390mE
Reserves and Resources By
Material Type
N
100m
200mRL
100mRL
0mRL
-100mRL
-200mRL
Inferred Oxide & Transitional Material
Optimised Pit Shell 18
Target Inferred Sulphide Material
Oxide
Transitional
Sulphide
208700mN
208800mN
208900mN
209000mN
209100mN
209200mN
209300mN

Figure 2 Pigiput Cross Section 44390E

Therefore, the additional Ore Reserves for Sorowar (includes oxide and minor transitional and sulphide ores) and the oxide and transitional Ore Reserves for Pigiput deposits, combined is approximately 261,000 contained gold ounces. (Refer to Tables 1 & 4). Combined in-pit inferred mineral resources for Sorowar and Pigiput is approximately 55,000 contained gold ounces.

These additional oxide and transitional Ore Reserves and in-pit Mineral Resources has underpinned future expansion of the oxide process facility from the current 2Mtpa capacity to 3Mtpa throughput.

Perth engineering firm GR Engineering Services and metallurgical consultants Battery Limits, have been appointed to carry out a plant debottlenecking and expansion study to achieve nameplate throughput of 3Mtpa to ensure average annual gold production exceeds 100,000 ounces. The study will be completed in the third quarter 2009.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman

+61 8 9353 3638 phone

+61 8 9353 4894 fax

Corporate Office

Frank Terranova – CFO

+61 7 3252 5911 phone

+61 7 3252 3552 fax

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064
Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).